

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2023

Lili Hu
Chief Financial Officer
Planet Green Holdings Corp.
130-30 31st Ave., Suite 506
Flushing, NY 11354

> **Re: Planet Green Holdings Corp.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-34449**

Dear Lili Hu:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　Office of Manufacturing